================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                -----------------

                               AMENDMENT NUMBER 3

                                       TO

                                   FORM N-8B-2

                                -----------------

                              FILE NUMBER 811-03915

                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY ISSUING SECURITIES

                            DATED: FEBRUARY 29, 2008

                       CUNA MUTUAL LIFE INSURANCE ACCOUNT
                                  HERITAGE WAY
                               WAVERLY, IOWA 50677

         Issuer of periodic payment plan certificates only for purposes of information provided herein.

================================================================================

I.    ORGANIZATION AND GENERAL INFORMATION

      1.(a) Furnish name of the trust and the Internal Revenue Service Employer
            Identification Number (According to security designation or otherwise, if the trust does not have or does not transact business under any other designation).

                  CUNA Mutual Life Insurance Account (the "Separate Account"). IRS Employer Identification Number: N/A

        (b) Furnish title of each class or series of securities issued by the trust. (Note definition of "depositor" in general instructions).

            There are three variable universal life insurance policies issued through the Separate Account [SEC File Nos. 333-148149 (MEMBERS Variable Universal Life, 333-148420 (MEMBERS Variable Universal Life
            II), and 333-148424 (UltraVers-ALL LIFE)]. MEMBERS Variable Universal Life and MEMBERS Variable Universal Life II are registered with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "1933 Act") and under the Investment Company Act of 1940, as amended, on Form N-6. UltraVers-ALL LIFE is registered with the Commission under the 1933 Act on Form S-6. UltraVers-ALL Life is not currently being sold.

            As Form N-6 contains all necessary information that would have been required by Form N-8B-2, Amendment No. 3 to the Separate Account's Form N-8B-2 only will discuss the UltraVers-ALL LIFE variable universal life insurance policy (the "Policy").

      2. Furnish name and principal business address and Zip Code and Internal Revenue Service Employer Identification Number of each depositor of the trust.

                  CUNA Mutual Insurance Society (the "Company")
                  2000 Heritage Way
                  Waverly, Iowa 50677

                  IRS Employer Identification Number: 39-0230590

      3. Furnish name and principal business address and Zip Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

            CUNA Mutual Insurance Society will hold all of the securities in its own custody.

      4. Furnish name and principal business address and Zip Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

                  CUNA Brokerage Services, Inc.
                  2000 Heritage Way
                  Waverly, Iowa 50677

                  IRS Employer Identification Number: 39-1437257

      5. Furnish the name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

                  Iowa

      6.(a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities. (If individual indentures or agreements are entered into with security holders, so state and furnish the date of the first such indenture or agreement.)

                  The Separate Account was established pursuant to a resolution of the Board of Directors of the Company on December 14, 1983. The Separate Account will continue in existence until its complete liquidation and the distribution of its assets to the person entitled to receive them.

                  Effective January 1, 2008, the Separate Account changed the name from CUNA Mutual Life Insurance Account to CUNA Mutual Variable Life Insurance Account. Also on January 1, 2008, CUNA Mutual Life Insurance Company merged into CUNA Mutual Insurance Society.

        (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee. (If this indenture or agreement is the same as set forth in Item 6(a), so state.)

                  The Company has executed a Custodian Agreement that was filed on August 22, 1985 in Amendment No. 2, Exhibit A(2). Such Agreement provides that it shall remain in effect until the trust has been completely liquidated and the proceeds upon the liquidation distributed to the security holders of the trust or a successor custodian, having the requisite qualification, has been designated and has accepted such custodianship.

      7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

                  The Separate Account was originally registered as LML Ultra Variable Account. The account name was changed to Century Variable Account on December 28, 1984. The name changed from Century Life Variable Account on May 9, 1996 and to CUNA Mutual Life Variable Account on February 18, 1997, then to CUNA Mutual Variable Life Insurance Account on January 1, 2008.

      8.    State the date on which the fiscal year of the trust ends.

                  The fiscal year of the Separate Account ends on December 31.

      Material Litigation

      9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

                  There are no legal proceedings to which the Separate Account or Principal Underwriter is a party. The Company is engaged in various kinds of routine litigation which, in the opinion of the Company, are not of material importance in relation to the total capital and surplus of the Company.

II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

      General information concerning the securities of the Trust and the Rights of Holders.

      10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

         (a)   Whether the securities are of the registered or bearer type.

                  The Policies are of the registered type insofar as all Policies are personal to the Policyowner, and the records concerning the Policyowner are maintained by the Company.

         (b) Whether the securities are of the cumulative or distributive type.

                  The Policies are of the cumulative type.

         (c) The rights of security holders with respect to withdrawal or redemption.

               The Policyowner may cancel the Policy within 45 days of the date of execution of the application, or within 10 days after the Policy and a Notice of Right of Withdrawal is received, whichever is later. To cancel the Policy, the Policyowner must mail or deliver the Policy to the representative who sold it or to the Company at its Home Office. The Policyowner will be sent a refund equal in amount to the total of:

                  o     The charges deducted for state premium taxes,

                  o The total amount of Monthly Deductions and any other charges deducted from Accumulated Value,

                  o The Accumulated Value on the date the Company receives the returned Policy, less Indebtedness.

               If, however, applicable state law so requires, the Company will refund all premiums payments made, unadjusted for investment experience prior to cancellation.

               If there is an increase in Specified Amount and such increase is not the result of the Automatic Increase Rider or change in death benefit option, the Policyowner will be granted a free-look period. Upon requesting cancellation of the increase during the free-look period, the Policyowner who requests a refund will receive one, otherwise a credit will be made to the Policy's Accumulated Value allocated among the Subaccounts and Interest Bearing Account as if it were Net Premium, equal to all Monthly Deductions attributable to the increase in Specified Amount, including rider costs arising from the increase. The Company will make the refund or credit within seven days after the Company receives the request for cancellation on the appropriate form.

               The Policyowner may surrender the Policy for its net cash value which is the Accumulated Value less any deferred sales and administrative charges and any policy indebtedness.

               Withdrawals are discussed in 10(d) below.

(d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

               The Policyowner may surrender the Policy for its Accumulated Value less the surplus of any deferred charges and less policy Indebtedness (the "Net Cash Value").

               The written consent of all assignees or irrevocable beneficiaries much be obtained prior to any partial or total surrender. The Company may require the return of the Policy.

               The surrender date of the Policy is the date a written request for surrender is received at the Home Office. The Net Cash Value will be determined as of the end of Valuation Period during which the surrender date occurs. The Policy and all insurance will terminate as of the surrender date.

            The Policyowner may also surrender a portion of the Policy for an amount less than the Net Cash Value. The effective date of such partial surrender will be the date the partial surrender request is received at the Home Office. A service charge of the lesser of $25.00 or 2% will be charged for each partial surrender. The subaccount from which the surrender is to be made may be selected by the Policyowner. If no subaccount is specified, the partial surrender amount will be withdrawn from the subaccounts in the same percentages as monthly deductions are withdrawn from the subaccounts. If the Policyowner selects subaccounts from which the funds are to be withdrawn but there are insufficient values in one or more of the subaccounts for withdrawal as the Policyowner specified, the partial surrender amount will be withdrawn from all subaccounts on a pro rata basis based on values in the subaccounts. The service charge will be deducted from amounts withdrawn from the subaccounts.

            If the death benefit option 1 is the option in effect at the time of the partial surrender, the Specified Amount of insurance will be decreased by the same amount as the Accumulated Value is decreased. No partial surrender will be made if the Specified Amount remaining would be less than $40,000. Unless the Face Amount derived from application of the Death Benefit Ratio applies, under either death benefit option 1 or option 2, a partial surrender will reduce both the Accumulated Value and the Face Amount by the amount surrendered, but will not affect the Cost of Insurance.

            The Policyowner may transfer a policy's share in a subaccount to other subaccounts. A change in an amount not to exceed $20 may be made for each transfer. The Company must be notified in writing on a form satisfactory to it and signed by the Policyowner. The transfer will take effect on the day notice is received at the Home Office.

            The Policy may be exchanged for a policy on the life of the Insured issued on a plan other than a variable plan of insurance. This exchange may be made within 24 months after the Issue Date. No evidence of insurability is required. All indebtedness must be repaid before the change is made.

            The new policy will have the same Issue Date, issue age and risk classification as the Policy.

            The new policy will have either the same death benefit or the same net amount at risk (depending on the type of policy received on the exchange) as the Policy or increase in Specified Amount on the exchange date at the election of the Policyowner. It will be subject to normal underwriting rules and other conditions determined by the Company.

      (e) If the trust is the issuer of the periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

                  Because the Policy is a life insurance policy certain monthly charges are made against the Accumulated Value to maintain the benefits provided by the Policy. If the Cash Value (Accumulated Value less contingent deferred charges and indebtedness) on any monthly day is less than the amount needed to pay monthly charges, the Company will mail a notice of termination to the Policyowner. The Company will grant a 61-day grace period for the payment of the premium due. The grade period will end on a date 61 days after the mailing date of the notice. The notice will specify a premium due which is sufficient to pay the monthly deductions due within the grace period. If the Policy has lapsed, the Policyowner may ask to have it reinstated. It will be reinstated if: (1) the Policyowner requests the Company to reinstate the Policy within five (5) years after the end of the grace period; (2) the request is in writing; (3) the Company is provided with evidence of insurability satisfactory to it; (4) the amount due on the termination notice is paid; (5) the Policyowner pays the amount of the monthly deductions due on the first three monthly days after the reinstatement is effective; and
                  (6) the Policyowner pays an amount equal to the difference between Deferred Charges on the date of lapse and Deferred Charges on the date of reinstatement, if greater than zero, computed as if the lapse had not occurred.

      (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

                  Reference is made to the section entitled "Separate Account Voting Rights" in the registration statement filed by the Separate Account on Form S-6 on January 2, 2008 (SEC File No. 333- 148424) (the "Merger Registration Statement"), which is hereby incorporated by reference.

      (g)   Whether security holders much be given notice of any change in:

            1)    the composition of the assets of the trust.

                  Reference is made to the sections entitled "The Separate Account" and "The Funds" in Registrant's Merger Registration Statement, which are hereby incorporated by reference.

            2) the terms and conditions of the securities issued by the trust.

                  Notice must be given of any such proposed change.

            3)    the provisions of any indenture or agreement of the trust.

                  No notice to or consent from a Policyowner is required for any change in the Company's resolution establishing the Separate Account.

            4)    the identity of the depositor, trustee or custodian

                  Notice is not required.

      (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

            1)    The composition of the assets of the trust

                  Consent of Policyowners is not required when substituting the underlying securities of the Separate Account. However, to substitute such securities, approval of the Securities and Exchange Commission is required in compliance with Section 26(b) of the Investment Company Act of 1940. The Company may, however, add additional subaccounts without the Consent of Policyowners. Except as required by Federal or State law or regulation, no action will be taken by the Company which will adversely affect the rights of Policyowners without their consent.

            2) The terms and conditions of the securities issued by the trust.

                  No change in the terms and conditions of the Policies can be made without the consent of the Policyowners.

            3)    The provisions of any indenture or agreement of the trust.

                  No consent is required.

            4)    The identity of the depositor, trustee or custodian

                  No consent is required.

      (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form. (Note: If there is more than one class or series of securities, the basic type of security may be described and the distinguishing features of each other class or series of securities may thereafter be described in answer to this item.)

            For further and more detailed information regarding the securities, reference is made to Registrant's Merger Registration Statement, which is hereby incorporated by reference.

Information Concerning the Securities Underlying the Trust's Securities

      11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. (If the unit consists of a single security issued by an investment company, name such investment company and furnish a description of the type of securities comprising the portfolio of such investment company.)

            The Policyowner will not be the owner the securities held in the Separate Account, although the value of those securities will be used to calculate Policy benefits. The securities are owned by the Company and are held in the Separate Account pursuant to Iowa insurance laws governing the operation of separate accounts. The Separate Account is divided into divisions, each of which invests in shares of a mutual fund.

            The mutual funds, the portfolios that are offered through the Separate Account and the investment adviser to each mutual fund are as follows:

 MUTUAL FUND                 PORTFOLIO                  INVESTMENT ADVISER
----------------     --------------------------    ----------------------------
Ultra Series Fund    Bond Series                   MEMBERS Capital
                     Diversified Income Series     Advisors, Inc.
                     Large Cap Value Series
                     Large Cap Growth Series
                     Money Market Growth Series
                     Mid Cap Growth Series

T. Rowe Price        T. Rowe Price International   T. Rowe Price
International        Stock , Portfolio             International Inc.
Series  Inc.

      12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

      (a)   Name of company.

            Ultra Series Fund ("Fund"); T. Rowe Price International Series, Inc.

      (b)   Name and principal business address of depositor.

            Not applicable.

      (c)   Name and principal business address of trustee or custodian.

            Custodian for the Ultra Series Fund and for T. Rowe Price International Series, Inc.
            State Street Bank and Trust Company
            225 Franklin Street, Boston, Massachusetts 02110

      (d)   Name and principal business address of principal underwriter.

            Principal Underwriter for the Ultra Series Fund:

            CUNA Brokerage Services, Inc.
            2000 Heritage Way, Waverly, IA 50677

            Distributor for the T. Rowe Price International Series, Inc.:
            Investment Services
            100 East Pratt Street, Baltimore, MD 21202

      (e) The period during which the securities of such company have been the underlying securities.

            The depositor place the initial capital into the Separate Account on January 3, 1984, at which time, the Separate Account acquired shares of the Ultra Series Fund.

Information Concerning Loads, Fees, Charges and Expenses

      13.(a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed & liquidated assets of the trust's securities are subject:

            (A)   the nature of such load, fee, expense, or charge:

            (B)   the amount thereof;

            (C) the name of the person to whom such amounts are paid and his relationship to the trust;

            (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

                  For answers to each sub-item of Item 13(a) reference is made to the statements in Registrant's Merger Registration Statement under the section "Charges and Deductions," which are hereby incorporated by reference.

            (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

                         The only deduction from principal payments is for state premium taxes. This deduction varies by the state of the Policyowner. All other deductions are made by redeeming units in the Separate Account and/or deducting amounts from the Deferred Charges Account.

            (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

                         1.    There is no sales load deducted from premiums.

                         2. The only deduction made from premiums is for premium taxes. The amount deducted varies from state to state and is in the range of 0% to 4% of premium.

            (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

                         None

            (e) Furnish a brief description of any loads, fees, expenses, or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

                  Reference is made to the statements in Registrant's Merger Registration Statement under the section "Charges and Deductions," which is hereby incorporated by reference.

            (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to
                  Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

                  Neither the Company nor CUNA Brokerage Services, Inc. ("CBSI"), the principal underwriter for the polices, nor any affiliated person of the Company or CBSI, may receive any profit or other benefit from premium payments under the Policies or the investments held in the Separate Account not include in answer to Item 13(a) or 13(d) through the sale or purchase of the Policies or share of the funds, except that (1) the Company may receive a profit to the extent that the cost of insurance built in the Policy exceeds the actual cost needed to pay benefits, (2) favorable mortality and expense experience may cause the insurance provided under a Policy to be profitable to the Company, and
                  (3) the Company will compensate certain other persons, including the Company's agents, for services rendered in connection with the distribution of the policy, as described in Item 38, but such payments will be made from the Company's general assets.

            (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

                                                         2007                2006                2005
                  ---------------------------------------------------------------------------------------
                  TOTAL DIVIDENDS RECEIVED
                  (ORDINARY INCOME & CAP             23,779,993.49       24,853,719.78       6,702,800.00
                  GAINS DISTRIBUTIONS)

                  M&E CHARGES                         2,620,497.18        2,472,106.54       2,418,571.85

                  M&E divided by Distributions               11.0%                9.9%              36.1%

Information Concerning the Operations of the Trust

            14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  A person desiring to purchase a Policy must complete an application provided by his or her registered representative by the company, and, if the applicant meets with the prescribed underwriting standards, a Policy will be issued. A Policy will not take effect until the initial premium has been paid.

            15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                        The initial premium must be paid during the lifetime of the Insured, on or before the Issue Date and before coverage begins. The initial premium must be at least equal to one-sixth of the Minimum First-Year Premium. The Minimum First-Year Premium is the amount that if paid on a monthly basis on the first 12 monthly days will keep the Policy in force for the first Policy Year. The Policyowner is not required to pay premiums in accord with a planned schedule. For additional information, see the sections of Registrant's Merger Registration Statement entitled "Premiums," "Charges and Deductions," and "Policyowner Rights," which are hereby incorporated by reference.

            16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                        For each day the New York Stock Exchange is open for trading, the Separate Account purchases or redeems shares in each fund based on a netting of all transactions for that day including the amount of net premiums invested in the Separate Account, policy loans, loan repayments, payments upon partial surrenders, surrenders, charges, and the payment of any benefits to be effected on that day.

                        Shares of the T. Rowe Price International Stock Portfolio are made available to the Separate Account pursuant to a participation agreement among T. Rowe Price International Series, Inc., T. Rowe Price Investment Services, Inc., and CUNA Mutual Insurance Society. That participation agreement is filed as an exhibit to the Registrant's Merger Registration Statement and is hereby incorporated by reference.

      17.(a) Describe the procedure with respect to withdrawal or redemption by security holders.

                        Any surrender by an Owner may be made by Written Request to the Company. Upon receipt of such request, the Company will determine the amount available as of the next Valuation Period after the request was received. Payment will be made to the Policyowner within seven (7) days of receipts of the request for withdrawal.

      (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                        The Company is required to honor withdrawal requests as described in Items 10(c) and 17(a). The funds will redeem their shares upon the Company's request in accordance with the provisions of the Investment Company Act of 1940, as amended.

      (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

                        When Accumulated Values are surrendered, that portion is cancelled.

      18.(a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

                        All income and other distributable funds received by the Separate Account are reinvested in fund shares and are added to the assets of the Separate Account.

      (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

                        Not applicable.

      (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

                        Net premiums placed in the Separate Account constitute reserves for benefits under the Policy.

      (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made describe the nature thereof, the account charged and the basis of determining the amount of such charge.

                        No distributions have been made.

      19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                        The Company undertakes all administration with respect to the Policies and the Separate Account.

      20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

            (a)   Amendments to such indenture or agreement.

                        Not applicable.

            (b)   The extension or termination of such indenture or agreement.

                        Not applicable.

            (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

                        The Company acts as custodian. There are no provisions relating to the removal or resignation of the custodian or failure of the custodian to perform its duties, obligations, and functions.

            (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

                        The Separate Account has no trustee.

            (f) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

                        There are no provisions relating to the removal or resignation of the depositor or the failure of the depositor to perform its duties, obligations and functions.

      21.(a)State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

                        The Owner can borrow against the Policy an amount up to 80% (90% for Virginia residents) of the Cash Value (Accumulated Value less contingent deferred administrative and sale charges which would be due upon surrender). The written consent of all assignees and irrevocable beneficiaries must be obtained prior to the policy loan.

                        The loan date is the date a loan request is processed by the Company. The loan value will be determined as of the loan date. Payment will be made within seven days of the date the loan request is received at the Home Office unless a suspension of payment is in effect.

                        The Policy will be sole security for the policy loan.

                        An amount equal to the loan will be withdrawn for the Subaccounts and transferred to the Loan Account until the loan is repaid. The Subaccounts may be specified by the Policyowner. If no Subaccounts are specified, the loan amount will be withdrawn from the subaccounts in the same percentages as monthly deductions are withdrawn from the Subaccounts. If the Policyowner selects Subaccounts from which the funds are to be withdrawn but there are insufficient values in one or more of the Subaccounts for withdrawal as the Policyowner specified, the loan amount will be withdrawn from all Subaccounts on a pro rata basis based on values in the Subaccounts.

                        Interest is payable on policy loans at 8% compounded annually. For any loan period, the Company may establish a lower interest rate.

                        Interest accrues on a daily basis from the loan date on policy loans. Interest is due and payable at the end of each Policy Year. If interest is not paid when due, an amount equal to the interest due will be transferred from the Subaccounts to the Loan Account, increasing the loan principal, and charges the same rate of interest as the loan.

                        Policy values transferred to the Loan Account to secure policy loans accrued interest at the rate of 6% compounded annually.

                        Any Indebtedness may be repaid while the Policy is In Force before the death of the Insured or before surrender. As the loan is repaid, the amount repaid, the amount repaid will be transferred from the Loan Account to the subaccounts in the same manner as Premiums are allocated.

      (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing. The following items should be covered:

            1) The name of each person who makes such agreements or arrangements with security holders.

            2)    The rate of interest payable on such loans.

            3)    The period for which loans may be made.

            4)    Costs or charges for default in repayment at maturity.

            5)    Other material provisions of the agreement or arrangement.

                  See Paragraph (a) of this item.

      (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

                  Not applicable.

      22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

                  There are no such provisions or agreements.

      23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

                  The Company has a blanket bond which covers the dishonest acts of employees and officers of the Company, CBSI, the underwriter and the investment adviser of the Ultra Series Fund.

      24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material function or duties of the depositor, trustee-or custodian not stated in Item 10 or Items 14 or 23 inclusive.

                  A Policy is incontestable after it has been in force for two years from the Issue Date during the lifetime of the insured. An increase in Specified Amount or addition of a rider after the Issue Date is incontestable after such increase or addition has been in force for two years from its effective date during the lifetime of the insured. Any reinstatement of a Policy incontestable after it has been in force during the lifetime of the insured for two years after the effective date of the reinstatement. This contestability period applies only to statements made in the application for reinstatement.

                  Suicide within two years of the Issue Date is not covered by the Policy. If the insured dies by suicide, while sane or insane, within two years from the Issue Date, the amount payable will be limited to premiums paid, less any partial surrenders and outstanding indebtedness. If the insured, while sane or insane, dies by suicide within two years after the effective date of any increase in Specified Amount, the death benefit for that increase will be limited to the amount of the monthly deductions for the increase.

                  If the Policy is rescinded pursuant to the incontestability or suicide provisions of the Policy, recession proceeds payable to the Policyowner shall be equal to:

                        o     Charges deducted for sate premium taxes; plus

                        o The total amount of Monthly Deductions and any other charges deducted from Accumulated Value; plus

                        o The Accumulated Value on the date the refund is calculated; minus

                        o     Indebtedness.

                  If the insured, whether sane or insane, commits suicide within two years of the date of the increase, or if the increase is rescinded, the only amount payable with respect to the increase in Specified Amount will be a return of the Monthly Deductions made for the increase.

                  If the age of the insured has been misstated in the application, the amount payable and other benefits will be adjusted without regard to the two-year contestability period. The amount of the death benefit will be that which the most recent cost of insurance charge would have purchased for the correct age.

                  The Policyowner may assign his rights under the Policy. The Policyowner may change owners during the lifetime of the Insured.

III.     ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

Organization and Operations of Depositor

      25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

                  The Company is a mutual life insurance company organized under the laws of the state of Iowa. The Company was organized in Wisconsin in 1935.

      26.(a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith:

                  Not applicable.

      (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company:

            1)    The nature of such fee or participation.

                      Administrative Services Fee

            2)    The name of the person making payment.

                      MEMBERS Capital Advisors, Inc. and T. Rowe Price

            3) The nature of the services rendered in consideration for such fee or participation.

                      Administrative Services

            4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                  $524,894.57

      27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

                  The Company is one of the world's largest director underwriters of credit life and disability insurance, and is a major provider of qualified pension products to credit unions. Further, the Company offers fixed and variable annuities, individual life insurance, health policies, term and permanent life insurance, and long-term care insurance.

Officials and Affiliated Persons of Depositor

      28.(a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

                  See Item 29.

      (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

BOARD OF DIRECTORS               BIOGRAPHICAL INFORMATION
Eldon R. Arnold,
Director*            2002 - Present:  CMIS Board of Directors
                     04/97-Present:   CEFCU(Caltech Employees Federal Credit
                                      Union)

                     Financial Services, Inc., Director & Secretary of the Board

                     July 2004 - 2005: Council Member - Federal Reserve Board 4/2003 - 2/2007: Director - Community Foundation of
                                       Central Illinois

                     3/2002 - 4/2006:  Director - Peoria Civic Federation
                     2002-Present:     Mid-States Corporate Credit Union -
                                       Advisory Council

                     1997-2003:        Filene Research Institute - Advisory
                                       Council

                     1997-Present:     Credit Union Executives Society
                     2003-Present:     National Action Response Program

James L. Bryan,      Member of the CMIS Board since 1995.  Mr. Bryan is also a
Director*            former Chairman of the Boards and the Retired President and
                     Chief Executive Officer of Texans Credit Union, a position he held for over 28 years. 2006:

                     Texans Financial (CUSO) - Director

Loretta M. Burd,     Member of the CMIS Board since 1997. Ms. Burd is currently
Director*            Chairman of the Boards. She is the President and Chief
                     Executive Officer of Central Credit Union and served as
                     Vice President of Administration of Central for eight years prior to becoming President and Chief Executive Officer.

                     Present:  B-Clean - President/Owner
                     Present:  Burd & Burd - Owner
                     Present:  Centra Financial Services - Board Member

William B.           Member of the CMIS Board since 2005. Mr. Eckhardt has
Eckhardt,            also been President and Chief Executive Officer of Alaska
Director*            USA Federal Credit Union since 1979. He is also Chairman of
                     Alaska USA Insurance Agency, LLC, Chairman of Alaska USA
                     Trust Company, and serves in executive positions for Alaska
                     USA Mortgage Company and Alaska Option Services
                     Corporation.
                     Present:  Trading Bay Alaska Charters, Owner
                     Present:  Alaska Credit Union League, Director
                     Present:  Alaska USA Insurance Brokers, Chairman
                     Present:  Alaska USA Mortgage Company, Secretary/Treasurer
                     Present:  Alaska USA Trust Company, Chairman
                     Present:  Alaska Option Services Corporation, Treasurer

Joseph J. Gasper,    Member of the CMIS Board since 2005.  Mr. Gasper was also
Jr.,                 the President and Chief  Operating Officer of Nationwide
Director*            Financial, Nationwide Life Insurance and Nationwide Life &
                     Annuity Insurance for eight years until his retirement in 2004.

Bert J. Hash, Jr.,   Member of the CMIS Board since 2005.  Mr. Hash has also
 Director*           been President and Chief Executive Officer of Municipal
                     Employees Credit Union of Baltimore, Inc. since 1997.
                     Present:  MDDCUA, Treasurer
                     Present:  MDCUF, Treasurer
                     Present:  AACUC, Secretary

Jeffrey D. Holley,   1999 - Present, CUNA Mutual Group, Chief Financial Officer
Executive
Vice President*

David Lundgren,      04/2006 - Present:  CUNA Mutual Group, Chief Product
Executive Vice       Officer
President*           04/2005 - 04/2006:  CUNA Mutual Group, Chief
                     Administrator Officer
                     1998 - 2004: Fireman's Fund Insurance Company/Allianz,
                     EVP/CAO

David P. Marks,      09/2005 - Present:  CUNA Mutual Group, Chief Investment
Executive Vice       Officer
President*           03/2003 - 06/2005:  Citigroup Insurance Investments, Chief
                     Investment Officer
                     10/2002 - 03/2003: CIGNA Investments, Chief Investment
                     Officer

Victoria W.          Member of the CMIS Board since 2005.  Ms. Miller is
Miller, Director*    formerly the Executive Vice President and Chief Financial
                     Officer of Turner Broadcasting System, Inc.  Before joining
                     Turner, she was Chief Financial

                     Officer of Bonnet Resources Corporation, an affiliate of Banc One, Senior Vice President and Treasurer of Nations Banks of Florida Inc. and Vice President of Wachovia Bank of Georgia.

C.Alan Peppers,      Member of the CMIS Board since 1999. Mr. Peppers is also
Director*            the President and Chief Executive Officer of Westerra
                     Credit Union. Prior to leading Westerra, he served as President and Chief Executive Officer of Denver Municipal
                     Federal Credit Union from 1997 to 1991. Present: Westerra
                     Services Inc., President / CEO

Jeff Post,           President and Chief Executive Officer of CMIS since 2005.
Director, Chief      Mr. Post was President and  Chief Executive Officer of
Executive Officer    Fireman's Fund Insurance Company for three years until
& President*         2005. Prior to that time, he served as the Chief Financial
                     Officer and Chief Actuary of Fireman's Fund.

Neil A. Springer,    Member of the CMIS Board since 1996.  Mr. Springer has
Director*            held the offices of Chairman and Vice Chairman of the
                     Boards, and has also served as Secretary and Treasury of the companies. He is also the Managing Director of Springer & Associates and the retired President and Chief
                     Operating Officer of Navistar International Corporation.
                     Additionally, Mr. Springer serves on the Board of Directors of Idex Corporation, U.S. Freightways and Walters
                     Industries.

Robert N. Trunzo,    06/2005 - Present:  CUNA Mutual Group, Chief Sales Officer
Executive            09/2002 - 06/2005:  Frank F. Haack & Associates, an HRH
Vice President*      Company, EVP

Farouk D.G. Wang,    Member of the CMIS Board since 1994.  Mr. Wang is also the
Director*            Director of Buildings & Grounds Management for the
                     University of Hawaii. He is a past Chairman of the University of Hawaii Federal Credit Union and the Hawaii
                     Credit Union League. Present:  University of HI Federal CU,
                     Board of Director Present:  CUFS, Director

Larry T. Wilson,     Member of the CMIS Board since 1986.  Mr. Wilson served as
Director*            Chairman of the Boards from 1997 until 1999 and previously held the offices of Vice Chairman of the Boards and Treasurer and Secretary of the companies. Additionally, Mr. Wilson has been President and Chief Executive Officer of Coastal Federal Credit Union since 1974.
                     Present:  CUDL, Director
                     Present:  NAFCU, Director

James W.
Zillinski,
Director*            Member of the CMIS Board since 2006.  Mr. Zillinski is the retired Chairman, President and Chief Executive Officer of
                     Berkshire Life Insurance Company of America and is currently a Board member of Bottomline Technologies Inc.
                     He previously served as President of the Investment
                     Services Group of The BISYS Group Inc.  Prior to that time,
                     Mr. Zillinski was Executive Vice President and Chief
                     Marketing Officer of New England Mutual Life Insurance
                     Company and was President of new England Securities.
                     Present:  Bottom-line Technologies

*     Principal place of business is 5910 Mineral Point Road, Madison, WI 53705.

      Companies Owning Securities of Depositor

      29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

                 Not applicable, the Company is a mutual life insurance company.

      Controlling Persons

      30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42 who directly or indirectly controls the depositor.

                 None.

      Compensation of Officers and Directors of Depositor

      Compensation to Officers and Directors

      31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

            a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration:

                        Not applicable.

            b) directly to all officers or partners of the depositor as a group exclusive of persons who remuneration is included under
                  Item 31(a), starting separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all subsidiaries;

                        Not applicable.

            c) indirectly or through subsidiaries to each of the officers or partners of the depositor

                        Not applicable.

      Compensation of Directors

      32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

            a)    the aggregate direct remuneration to directors

                           Not applicable, see Item 31.

            b)    indirectly or through subsidiaries to directors

                           Not applicable, see Item 31.

      Compensation to Employees

       33.(a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of person whose remuneration is reported in Item 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by the financial statements filed herewith from the depositor and any of its subsidiaries.

                           Not applicable, see Item 31.

           (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of person (exclusive of those persons covered by Item 33(a): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

                           Not applicable, see Item 31.

      Compensation to Other Persons

      34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Item 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                           Not applicable, see Item 31.

IV.   DISTRIBUTION AND REDEMPTION OF SECURITIES

Distribution of Securities

      35. Furnish the names of the states in which sales of the trust's securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

                  NO NEW SALES OF THE POLICIES ARE BEING MADE. It is presently being sold in no states.

      36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons of suspension.

                  Not applicable.

      37.(a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any federal or state government officer, agency or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

            1.)   Name of officer, agency or body.

            2.)   Date of denial.

            3.)   Brief statement of reason given for denial.

                  Not applicable.

      (b) Furnish the following information with respect to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

            1.)   Name of officer, agenda or body.

            2.)   Date of revocation.

            3.)   Brief statement of reason given for revocation.

                  Not applicable.

      38.(a) Furnish a general description of the method of distribution of securities of the trust.

                  CBSI serves as principal underwriter for the Policies. CBSI is registered with the Commission as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority, Inc. The Policy is not currently being sold.

      (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

                  See the discussion under "Distribution of the Policies" in Registrant's Merger Registration Statement, which disclosure is hereby incorporated by reference. The Policy is not currently being sold.

      (c) State the substance of any current selling agreement between each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of period payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

                  See the discussion under "Distribution of the Policies" in Registrant's Merger Registration Statement, which disclosure is hereby incorporated by reference. The Policy is not currently being sold.

      Information Concerning Principal Underwriter

      39.(a) State the form of organization of each principal underwriter of securities of the trust, the name often state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

                  CBSI serves as the principal underwriter under the Policy is organized under the laws of the state of Iowa on March 9, 1970.

      (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc..

                  No Policies are currently being distributed. CBSI is a member of the Financial Industry Regulatory Authority, Inc.

      40.(a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

                  Not applicable.

      (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment advisor of such company:

            1)    The nature of such fee or participation.

            2)    The name of the person making payment.

            3) The nature of the services rendered in consideration for such fee or participation.

            4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                  Not applicable.

      41.(a) Describe the general character of the business engaged in by each principal underwriter, including any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

                  The CIMCO Money Market Trust was dissolved in the last quarter of 1993.

      (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

                  The Policy is not currently being sold.

      (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

                  The Policy is not currently being sold.

       42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

                  The Policy is not currently being sold.

      43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

                  Not Applicable.

      Offering Price or Acquisition Valuation of Securities of the Trust

      44.(a) Furnish the following information with respect to the method of valuation used by the trust for purpose of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

            1) The source of quotations used to determine the value of portfolio securities.

                  The shares of the funds are valued at net asset value as supplied to the value of portfolio securities.

            2) Whether opening, closing, bid, asked or any other price is used.

                  The shares of the funds are valued at net asset value as supplied to the value of portfolio securities. See Items 44(a)(1) and 16.

            3) Whether price is as of the day of sale or as of any other time.

                  See Item 16.

            4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                  The Separate Account's assets and liabilities (such as charges against the Separate Account) are valued in accordance with generally accepted accounting principles on an accrual basis. Because of its current tax status, the Company does not expect to incur any federal income tax liabilities chargeable to the Separate Account. Thus, the Company did not create a reserve for the Separate Account's federal income taxes.

            5) Other items which registrant adds to the net asset value in computing offering price of its securities.

                  Not applicable.

            6)    Whether adjustments are made for fractions:
                  i) before adding; distributor's compensation (load); and
                        after adding distributor's compensation (load).

                        Not applicable because the Separate Account does not compute per unit values presupposed by this Item and
                        Item 44(b). Appropriate adjustments for fractions will be made in all computations.

            (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date. Such schedule shall be in substantially the following form:

                  1)    Value of portfolio securities

                  2)    Value of other assets

                  3)    Total (1 plus 2)

                  4)    Liabilities (include accrued expenses and taxes)

                  5)    Value of net assets (3 minus 4)

                  6)    Other charges

                        a)    odd lot premiums

                        b)    brokerage commissions

                        c)    fees for administration

                        d)    fees for custodian or trustee

                        e)    fees for registrar or transfer agent

                        f)    transfer taxes

                        g)    reserves

                        h)    others

                        i)    total, 6(a) through 6(h), inclusive

                  7)    Adjusted value of net assets (5 plus 6(i))

                  8)    Number of units outstanding

                  9)    Net assets value per unit (four decimals)

                        a)    excluding other charges (5 divided by 8)

                        b)    including other charges (7 divided by 8)

                  10)   Adjustment of 9(b) for fractions

                  11)   Adjusted net asset value per unit

                  12)   Offering price (show four decimals)

                  (If any sales load is charged, indicate amount, and apply percentage load to 11 or other applicable base, indicating base.)

                  13)   Adjustment of 12 for fractions

                  14)   Offering price

                  15) Accumulation undistributed income per unit (if not included in 3 and 9)

                  16)   Adjusted price (14 plus 15)

                  17)   Effective load per unit

                        a. In dollars (16 - [9(a) + 15])

                        b. In percentage (17(a) of [19(a) + 15])

                  (If no sales load is charged on underlying security add accumulated undistributed income per unit to sub-item 11, to show adjusted offering price. If any sub-items are inapplicable, answer "none".)

                  The Policy is not currently being sold. Please refer to the current prospectus.

           (c) If there is any variation in the offering price of the trust's securities to any person or class of person other than underwriters, state the nature and amount of such variation and indicate the person or class of persons to whom such offering is made.

                        The Policy is not currently being sold.

      45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

            (a)   by whose action redemption rights were suspended.

            (b) the number of days' notice given to security holders prior to suspension of redemption rights.

            (c)   reason for suspension.

            (d)   period during which suspension was in effect.

                           Not applicable.

      Redemption Valuation of Securities of the Trust

            (If the underlying securities are shares of a registered investment company, the answers to the following item need not include the duplication of information included in the registration statement of such company.)

            Note: If the trust is issuing more than one class or series of securities and the methods of valuation for each are identical, Item 46 need be answered only as to one such class or series.

      46.(a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

            (1) The source of quotation used to determine the value of portfolio securities.

                  The shares of the funds are valued at net asset value as supplied to the value of portfolio securities.

            (2) Whether opening, closing, bid, asked or any other price is used.

                  See Item 44(a)(2).

            (3) Whether price is as of the day of sale or as of any other time.

                  Net cash value is determined as of the end of Valuation Period during which the surrender date occurs. The effective date of a partial surrender is the date the partial surrender request is received at the Company's Home Office.

           (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                  See Items 44(a)(4) and 18(c).

            (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities:

                  See Item 10(c).

            (6)   Whether adjustments are made for fractions.

                  Not applicable.

      (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date. Such schedule shall be substantially the following form:

            As of the date hereof, no policies have been offered for sale.

      1.    Value of portfolio securities

      2.    Value of other assets

      3.    Total (1 plus 2)

      4.    Liabilities (include accrued expenses and taxes)

      5.    Value of net assets (3 minus 4)

      6.    Other charges

            (a)   odd lot premiums

            (b)   brokerage commissions

            (c)   fees for administration

            (d)   fees for custodian or trustee

            (e)   fees for registrar of transfer agent

            (f)   transfer taxes

            (g)   reserves

            (h)   others

            (i)   total, 6(a) through 6(h), inclusive

      7.    Adjusted value of net assets (5 minus 6(i))

      8.    Number of units outstanding

      9.    Net asset value per unit (four decimals)

            (a)   excluding other charges (5 divided by 8)

            (b)   including other charges (7 divided by 8)

      10.   Adjustment of 9(b) for fractions

      11.   Adjusted net asset value per unit

      12.   Redemption charge

      13.   Adjusted redemption price

      14.   Accumulation undistributed income per unit (if not included in 3 and 9)

      15.   Actual redemption price (13 plus 14)

      16.   Effective redemption fee per unit

            (a)   in dollars ((9(a) + 14) - 15)

            (b)   in percentage (16(a) of 9(a) + 14))

      (If any sub-items are inapplicable, answer "none.")

      Purchase and Sale of Interests in Underlying Securities from and to Security Holders

      47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

                  The Company will allocate net premiums to the Subaccounts of the Separate Account designated by the Policyowner. Shares of the funds will be sold to the Company for investment of the Separate Account, as well as investment of the assets of both variable annuity and variable life insurance separate accounts of insurance companies other than the Company. The Company will redeem sufficient shares of the appropriate funds to pay death benefits, benefits upon maturity of a Policy, partial surrenders, surrender proceeds, or for other purposes contemplated by the Policy. In addition, if a Policyowner elects to transfer Accumulated Value among the Subaccounts of the Separate Account, the Company may redeem shares held in the Subaccount from which the transfer is made and purchase shares for any Subaccount into which Accumulated Value is transferred. See Item 10(c).

V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

      48. Furnish the following information as to each trustee or custodian of the trust.

            (a)   Name and principal business address.

            (b)   Form of organization.

            (c) State or other sovereign power under the laws of which the trustee custodian was organized.

            (d)   Name of governmental supervising or examining authority.

                  The Company acts as custodian and holds the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from the Company's general assets. The Company maintains records of all purchases and redemptions of shares of the funds held by the Separate Account.

      49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

                  Not applicable.

      50. State whether the trustee or custodian or other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

                  The assets of the Separate Account which are equal to the reserves and other Policy liabilities with respect to the Separate Account, are not chargeable with liabilities arising out of any other business the Company may conduct. Whether or not realized, income, gains, and losses from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains, or losses of the Company.

VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

      51. Furnish the following information with respect to insurance of holders of securities:

            (a)   The name and address of the insurance company.

                        CUNA Mutual Insurance Society
                        2000 Heritage Way
                        Waverly, Iowa  50677

            (b) The types of policies and whether individual or group policies.

                        The Policies are flexible premium variable life insurance policies and are issued on an individual basis.

            (c)   The types of risks insured and excluded.

                        The Company assumes the risk that the deductions made for insurance risks will prove inadequate to cover actual insurance costs. The Company also assumes the risk that deductions for expenses may be inadequate to pay for services and benefits provided under the Policies and the riders.

           (d) The coverage of the policies.

                        See paragraph (c) of this item. The minimum Specified Amount is stated in each Policy. Death Benefit proceeds will be reduced by any Policy Indebtedness.

           (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

                        The recipient of the benefits of the insurance undertakings described in Item 51(c) is either the Policyowner or the Beneficiary as specified in the Policy. There is no limitation on the use of the proceeds other than those established by the Policyowner.

            (f)   The terms and manner of cancellation of reinstatement.

                        The insurance undertakings described in Item 51(c) are integral part of the Policy and may not be terminated while the Policy remains in effect. See also, Item 10(e) for the terms of reinstatement.

            (g) The method of determining the amount of premiums to be paid by holders of securities.

            (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

                        Not applicable.

            (i) Whether any person other than the insurance company receives any part of such premiums, the name of such person and the amounts involved, and the nature of the services rendered therefore.

                        No person other than the Company receives the amounts deducted for the mortality and expense risk charge and the monthly deduction. The Company may, from time to time, enter into reinsurance treaties with other insurers whereby such insurers may agree to reimburse the Company for mortality expense. However, any such arrangements do not affect the Policies.

            (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

                        Not applicable.

VI. POLICY OF REGISTRANT

      52.(a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the methods of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

                  See responses to Items 10(g) and 10(h).

      (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith:

            (1)   Title of security

            (2)   Date of elimination

            (3)   Reasons for elimination

            (4) The use of the proceeds from the sale of the eliminated security.

            (5)   Title of security substituted, if any.

            (6) Whether depositor, principal underwriter, trustee or custodian or any affiliated person of the foregoing were involved in the transaction.

            (7) Compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

                  Not applicable.

      (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

            (1)   the grounds for elimination and substitution;

            (2) the type of securities which may be substituted for any underlying security;

            (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries.

            (4) whether such substituted securities may be the securities of another investment company; and

            (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

                  See response ot Items 10(g) and 10(h).

            (If this subject has been entirely covered in Item 52(b), state "not applicable.")

      (d) Furnish a description of any policy (exclusive of policies covered by paragraph (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

            None.

      Regulated Investment Company

      53.(a) State the taxable status of the trust.

                  Under current federal income tax law, the Company is not taxed on the Separate Account's operations. Thus, currently the Company does not deduct a charge from the Separate Account for federal income taxes. The Company reserves the right to charge the Separate Account for any future federal income taxes the Company may incur.

                  Under current laws in several states, the Company may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and the Company is not currently charging for them. If they increase, the Company may deduct charges for such taxes.

      (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

                  Not applicable. See Item 53(a).

VIII. FINANCIAL AND STATISTICAL INFORMATION

      54. If the trust is not the issuer of periodic payment plan certificates furnish the following information with respect to each class or series of its securities:

                  Not applicable.

      55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate has been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

                  Not applicable.

      56. If the trust is the issuers of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

                  Not applicable.

      57. If the trust is the issuer of periodic payment plan certificates, furnished by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

                  Not applicable.

      58. If the trust is the issuer of periodic payment plan certificates furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

                  Not applicable.

      59. Financial statements shall be filed in accordance with the instructions given below.

                  Financial Statements of the Trust

                  The financial statements of the Separate Account were filed in the Registrant's merger registration statement. The financial statements are hereby incorporated by reference.

                  Financial Statements of the Depositor

                  The financial statements of the Depositor were included in the Registrant's merger registration statement. The financial statements are hereby incorporated by reference

IX. EXHIBITS

A. Furnish the most recent form of the following as amended to date and currently in effect:

(1) The indenture or agreement under the terms of which the Trust was organized or issued securities. Incorporated by reference to Exhibit 1(b) to Registrant's Registration Statement on Form S-6, File No. 333-148424, filed on January 2, 2008 and Incorporated by reference to Exhibit A(1) to Amendment No. 2 to Registrant's Registration Statement on Form N-8B-2, File No. 822-3915, filed September 3, 1985 and hereby incorporated by reference.

(2) The indenture or agreement pursuant to which the proceeds of payments of securities are held by the custodian or trustee, if such indenture or agreement is not the same as the indenture or agreement referred to in paragraph (1).

      Not applicable.

(3)    Distributing Contracts:

(a) Agreements between the Trust and principal underwriter or between the depositor and principal underwriter. Incorporated by reference to Exhibit 3(b) to Registrant's Registration Statement on Form S-6, File No. 333-148424, filed on January 2, 2008.

(b) Specimen of typical agreements between principal underwriter and dealers, managers, sales supervisors and salesmen. Incorporated by reference to
      Exhibit 3(c) to Registrant's Registration Statement on Form S-6, File No. 333-148424, filed on January 2, 2008.

(c)   Schedules of sales commissions.

      See response to Item 38(c).

(4) Any agreement between the depositor, principal underwriter and the custodian or trustee other than indentures or agreement set forth in paragraphs (1), (2) and (3) with respect to the Trust or its securities.

     Not applicable.

(5) The form of each type of security. Incorporated by reference to Exhibit A(5) to Amendment No. 2 to Registrant's Registration Statement on Form N-8B-2, File No. 822-3915, filed September 3, 1985 and hereby incorporated by reference. Incorporated by reference to Exhibits 5(b) and 5(c) to Registrant's Registration Statement on Form S-6, File No. 333-148424, filed on January 2, 2008.

(6) The certificate of incorporation or other instrument of organization and by-laws of the depositor. Incorporated by reference to Exhibits 6(a) and 6(b) to Registrant's Registration Statement on Form S-6, File No. 333-148424, filed on January 2, 2008.

(7) Any insurance policy between the Trust and the insurance company or between the depositor and the insurance company, together with the table of insurance premiums.

      Not applicable.

(8) Any agreement between the Trust or the depositor concerning the Trust with the issuer, depositor, principal underwriter or investment adviser of any underlying investment company or any affiliated person of such persons. Participation and Rule 22c-2 Shareholder Information Agreements incorporated by reference to Exhibits 9(a)(i), 9(a)(ii), 9(a)(iii), 9(a)(iv), 9(b)(i), 9(b)(ii), 9(b)(iii), 9(b)(iv), 9(b)(v), 9(b)(vi),
      9(c)(i), 9(c)(ii), 9(c)(iii), 9(d)(i), 9(d)(ii), 9(d)(iii), 9(e)(i),
      9(e)(ii), 9(f)(i), 9(g)(i), and

      9(g)(ii) to Registrant's Registration Statement on Form S-6, File No. 333-148424, filed on January 2, 2008.

(9) All other material policies not entered into in the ordinary course of business of the Trust or of the depositor concerning the Trust.

      Not applicable.

(10) Form of application for a periodic payment plan certificate. Incorporated by reference to Amendment No. 1 to Registrant's Registration Statement on Form N-8b-2, filed on January 1, 1985.

B.    Furnish copies of each of the following:

(1) Each notice sent to security holders pursuant to Section 19 of the Act prior to the date of the filing of this form.

      Not applicable.

(2) Each annual report sent to security holders covering each fiscal year ending after January 1, 1937, exclusive of reports, copies of which have heretofore been filed with the Commission pursuant to the Act.

     Not applicable.

C. Furnish the name and address of each dealer to or through whom any principal underwriter currently offering securities of the Trust, distributed securities of the Trust during the last fiscal year covered by the financial statements filed herewith.

      Not applicable.

      SIGNATURES

      Pursuant to the requirements of the Investment Company Act of 1940 the CUNA Mutual Insurance Society of the registrant has caused this registration statement to be duly signed on behalf of the registrant in the City of Madison and State of Wisconsin on the 29 day of February, 2008.

CUNA Mutual Insurance Society
              (Name of Registrant) /s/ Steven R. Suleski

         By:  CUNA Mutual Insurance Society
                        (Name of Depositor)

    Attest: /s/ Diane M. Fisher

     Title: Sr. Law Specialist